SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

KCG HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

48244B100

(CUSIP Number)

Roland T. Kelly

Jefferies LLC

11100 Santa Monica Boulevard, 11th Floor

Los Angeles, CA 90025

Tel: (310) 914-1373

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

CUSIP No. 48244B100

1.	Name of Reporting Person Jefferies LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 95-2622900
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,436,788 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,436,788 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,436,788 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 24.5% (based on 63,007,298 shares outstanding) (1)
14.	Type of Reporting Person (See Instructions) BD

(1)	The reported numbers do not include 498,243 shares which the Reporting Persons own but do not have voting nor dispositive power over.

CUSIP No. 48244B100

1.	Name of Reporting Person Jefferies Group LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 95-4719745
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,436,788 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,436,788 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,436,788 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 24.5% (based on 63,007,298 shares outstanding) (1)
14.	Type of Reporting Person (See Instructions) HC

(1)	The reported numbers do not include 498,243 shares which the Reporting Persons own but do not have voting nor dispositive power over.

CUSIP No. 48244B100

1.	Name of Reporting Person Limestone Merger Sub, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 13-2615557
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,436,788 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,436,788 (!)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,436,788 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 24.5% (based on 63,007,298 shares outstanding) (1)
14.	Type of Reporting Person (See Instructions) HC

(1)	The reported numbers do not include 498,243 shares which the Reporting Persons own but do not have voting nor dispositive power over.

CUSIP No. 48244B100

1.	Name of Reporting Person Leucadia National Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 13-2615557
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,436,788 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,436,788 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,436,788 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 24.5% (based on 63,007,298 shares outstanding) (1)
14.	Type of Reporting Person (See Instructions) HC

(1)	The reported numbers do not include 498,243 shares which the Reporting Persons own but do not have voting nor dispositive power over.

Explanatory Note

This Schedule 13D supersedes the Schedule 13G initially filed by Jefferies LLC, Jefferies Group LLC, Limestone Merger Sub, LLC and Leucadia National Corporation with the Securities and Exchange Commission (the “SEC”) on December 6, 2013, as amended by Amendment No. 1 filed with the SEC on March 4, 2014 and Amendment No. 2 filed with the SEC on February 13, 2017, with respect to the securities that are the subject of this Schedule 13D pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934, as amended (the “Act”).

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the “Common Stock”), of KCG Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 545 Washington Boulevard, Jersey City, NJ 07310.

Item 2. Identity and Background.

This Schedule 13D is being filed by each of the following persons (collectively, the “Reporting Persons”):

(i)    Jefferies LLC, a Delaware limited liability company (“Jefferies”), whose principal business is operating, with its subsidiaries, as a global full service, integrated securities and investment banking firm.

(ii)    Jefferies Group LLC, a Delaware limited liability company (“Jefferies Group”) whose principal business is operating, with its subsidiaries, as a global full service, integrated securities and investment banking firm.

(iii)    Limestone Merger Sub, LLC, a Delaware limited liability company (“Limestone”), whose principal business is acquiring and holding securities.

(iv)    Leucadia National Corporation, a New York corporation (“Leucadia”), is a diversified holding company engaged through its consolidated subsidiaries in a variety of businesses, including investment banking and capital markets, beef processing, manufacturing, oil and gas exploration and production and asset management. Leucadia also owns equity interests in businesses that are accounted for under the equity method of accounting, including a diversified holding company, real estate, commercial mortgage banking and servicing, telecommunication services in Italy, automobile dealerships and development of a gold and silver mining project.

The address of the principal office of each of the Reporting Persons is 520 Madison Ave., New York, NY 10022.

The names of each of the Reporting Persons’ directors and executive officers (the “Scheduled Persons”) are provided on Schedule I.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Scheduled Persons, has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

No new purchases are being reported on this Schedule 13D. Prior purchases were previously reported by the Reporting Persons on Schedules 13G.

Item 4. Purpose of Transaction.

The Reporting Persons’ investment in the Issuer’s Class A stock was for investment purposes.

Jefferies entered into a Voting and Disposition Agreement with the Issuer dated as of November 30, 2016 (the “2016 Voting Agreement”), pursuant to which the Reporting Persons are prevented from voting in excess of 24.5% of the voting power of the outstanding shares of the Issuer and beneficially owning in excess of 24.5% of the voting power of any class of voting securities of the Issuer, as further described in Item 6 below.

The Issuer, Virtu Financial, Inc. and Orchestra Merger Sub, Inc. have entered into an Agreement and Plan of Merger dated as of April 20, 2017 (the “Merger Agreement”) pursuant to which, among other things, and subject to the terms and conditions set forth in the Merger Agreement, Orchestra Merger Sub, Inc. will merge with and into the Issuer in exchange for cash (the “Merger”).

Virtu Financial, Inc. requested, as a condition to its execution and delivery to the Issuer of the Merger Agreement, that Jefferies execute and deliver a voting agreement. In response to this request, as of April 20, 2017, the Jefferies entered into a Voting Agreement (the “2017 Voting Agreement”) with Virtu Financial, Inc. and Orchestra Merger Sub, Inc., as further described in Item 6 below.

Other than described above, the Reporting Persons do not have any plans or proposals of the type referred to in Items 4(a) through (j) of Schedule 13D. The Reporting Persons, however, retain the right to change its intent and to pursue any transaction contemplated in Items 4(a) through (j) of Schedule 13D and, to the extent the Reporting Persons’ affiliates operate as broker-dealers, they retain the right to pursue a role as a financial advisor, underwriter or placement agent with respect to any such transaction involving the Issuer and its affiliates. From time to time. Jefferies lends its shares of Common Stock to various parties pursuant to customary securities lending arrangements.

Item 5. Interest in Securities of the Issuer.

As of the date hereof, the Reporting Persons are the beneficial owner of 15,436,788 shares of Common Stock representing 24.5% of the Issuer’s outstanding shares, based on 63,007,298 shares outstanding.

Number of shares as to which each such Reporting Person has:

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 15,436,788

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 15,436,788

The reported numbers do not include 498,243 shares which the Reporting Persons own but do not have voting nor dispositive power over.

The Reporting Persons have not engaged in any transactions in Common Stock of the Issuer during the past 60 days.

Except as set forth in this Item 5, no person other than Jefferies LLC, the record owner of the securities referred to herein, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As described in Item 4, Jefferies is party to the 2016 Voting Agreement, a copy of which is being filed as an exhibit to this Schedule 13D. Pursuant to the 2016 Voting Agreement, Jefferies has agreed that at any meeting of the stockholders of the Issuer, however called, and in any action by written consent of the stockholders of the Issuer, Jefferies will only vote or cause to be voted that number of shares of the Issuer beneficially owned by Jefferies representing not more than 24.5% of the outstanding shares of the Issuer entitled to vote on the relevant record date. In addition, pursuant to the 2016 Voting Agreement, Jefferies has agreed that it shall not sell, transfer or dispose in any transaction or series of related transactions, any securities of the Issuer representing more than 24.5% of the voting power of any class of voting securities of the Issuer outstanding at the time of the proposed sale, transfer or disposition.

As described in Item 4, in connection with the Merger Agreement, Jefferies entered into the 2017 Voting Agreement, a copy of which is filed as an exhibit to this Schedule 13D. Pursuant to the 2017 Voting Agreement, Jefferies, among other things, (i) agrees to appear at the meeting or otherwise cause the shares of the Issuer owned beneficially or of record by it to be counted as present thereat for purposes of determining a quorum, (ii) agrees to be present and vote, in person or by proxy, all shares of the Issuer owned by it (a) for the approval of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, (b) in favor of any related proposal in furtherance of the transactions contemplated by the Merger Agreement, (iii) against any action or agreement that is intended or would reasonably be expected to (A) result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement, or of Jefferies contained in the Merger Agreement or (B) result in certain of the conditions set forth in the Merger Agreement not being satisfied by a certain date and (iv) against any competing takeover proposal or any proposal relating to any competing takeover proposal and against any other proposed action, agreement or transaction involving the Issuer that is intended, or would reasonably be expected to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement. Jefferies has also granted Virtu Financial, Inc. an irrevocable proxy coupled with an interest to vote its shares as provided for in the 2017 Voting Agreement.

The descriptions of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are filed as exhibits to this Schedule 13D are hereby incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

99.1	Voting Agreement, dated as of November 30, 2016, by and between Jefferies LLC and the Issuer.

99.2	Voting Agreement, dated as of April 20, 2017, by and among Jefferies LLC, Virtu Financial, Inc. and Orchestra Merger Sub, Inc.

99.3	Joint Filing Agreement among Jefferies LLC, Jefferies Group LLC, Limestone Merger Sub, LLC and Leucadia National Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2017

Jefferies LLC

By:	/s/ Roland T. Kelly
Roland T. Kelly
Managing Director and Associate General Counsel

Jefferies Group LLC

By:	/s/ Roland T. Kelly
Roland T. Kelly
Associate General Counsel and Assistant Secretary

Limestone Merger Sub, LLC

By:	/s/ Roland T. Kelly
Roland T. Kelly
Authorized Person

Leucadia National Corporation

By:	/s/ Roland T. Kelly
Roland T. Kelly
Associate General Counsel and Assistant Secretary

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following information is provided for each of the directors and executive officers of the Reporting Persons:

•	Name,

•	Position,

•	Principal business and address, and

•	Citizenship.

Jefferies LLC:

Name and Position	Business address	Citizenship
Richard B. Handler (Director, Chairman and Chief Executive Officer)	(1)	U.S.
Brian P. Friedman (Director and Chairman of the Executive Committee)	(1)	U.S.
Peregrine C. Broadbent (Director and Chief Financial Officer)	(1)	U.S.
Michael J. Sharp (Executive Vice President and General Counsel)	(1)	U.S.
John F. Stacconi (Treasurer)	(1)	U.S.

Jefferies Group LLC:

Name and Position	Business address	Citizenship
Richard B. Handler (Director, Chairman and Chief Executive Officer)	(1)	U.S.
Brian P. Friedman (Director and Chairman of the Executive Committee)	(1)	U.S.

Name and Position	Business address	Citizenship
Richard G. Dooley (Director)	(1)	U.S.
Barry J. Alperin (Director)	(1)	U.S.
W. Patrick Campbell (Director)	(1)	U.S.
MaryAnne Gilmartin (Director)	(1)	U.S.
Joseph S. Steinberg (Director)	(1)	U.S.
Jacob M. Katz (Director)	(1)	U.S.
Peregrine C. Broadbent (Chief Financial Officer)	(1)	U.S.
Michael J. Sharp (Executive Vice President and General Counsel)	(1)	U.S.
John F. Stacconi (Treasurer)	(1)	U.S.

Limestone Merger Sub, LLC:

Name and Position	Business address	Citizenship
Teresa S. Gendron (President)	(1)	U.S.
Michael J. Sharp (Vice President)	(1)	U.S.

Name and Position	Business address	Citizenship
Rocco J. Nittoli (Vice President and Treasurer)	(1)	U.S.
Laura Ulbrandt (Assistant Vice President and Secretary)	(1)	U.S.

Leucadia National Corporation:

Name and Position	Business address	Citizenship
Richard B. Handler (Director and Chief Executive Officer)	(1)	U.S.
Brian P. Friedman (Director and President)	(1)	U.S.
W. Patrick Campbell (Director)	(1)	U.S.
Jeffrey C. Keil (Director)	(1)	U.S.
Robert E. Joyal (Director)	(1)	U.S.
Michael T. O’Kane (Director)	(1)	U.S.
Joseph S. Steinberg (Director)	(1)	U.S.
Linda L. Adamany (Director)	(1)	U.S.
Robert D. Beyer (Director)	(1)	U.S.
Francisco L. Borges (Director)	(1)	U.S.
Stuart H. Reese (Director)	(1)	U.S.
John M. Dalton (Controller)	(1)	U.S.
Teresa S. Gendron (Vice President and Chief Financial Officer)	(1)	U.S.

Name and Position	Business address	Citizenship
Michael J. Sharp (Executive Vice President, General Counsel and Secretary)	(1)	U.S.
Rocco J. Nittoli (Vice President and Treasurer)	(1)	U.S.

(1)	520 Madison Avenue, New York, NY 10022